SECURITAS SYSTEMS

07022457

U.S. Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Stockholm 07 03 30

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SUPPL

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

PRESS RELEASE

Stockholm 06 11 07

Securitas Systems to publish Interim Report on Thursday, November 16, 2006

Securitas Systems AB will publish January-September report 2006 on Thursday, November 16 at 8.00 a.m. (CET). The press release will be available on Systems' website immediately after publishing.

Agenda (AM, CET)

8.00
Report release
The report will be sent as a press release and will automatically be published on www.securitassystems.com when released.

9.00
Presentation slides
Presentation slides will be available at Systems website.

12.00
Press conference
Systems' Senior Management will present the report and answer questions. After the press conference the management will be available for 30 minutes for interviews.

Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.

To follow the press conference via telephone (and participate in Q&A session), please register via the link:
https://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=172995
and follow instructions or call +44 (0)20 7162 0125.
To follow the live-web cast of the press conference, visit

Securitas Systems AB
Address: P.O. Box 12231 S-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

SECURITAS SYSTEMS

www.securitassystems.com.

Recorded versions

Recorded version of the web cast will be available on Systems website and a telephone-recorded version of the press conference will be available until December 16 on: +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 725395.

Subscribe for press releases

To subscribe on future reports and press releases from Systems, please visit www.securitassystems.com and subscribe under "Investor Relations".

For additional information:

Åsa Larsson, Communications and Investor Relations Manager +46 (0)8 560 74 33
Else Trägårdh, Investor Relations Officer +46 (0)8 560 76 72

Securitas Systems AB (publ) is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defence, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,000, the Company has 4,900 employees and operates in 13 European countries and in the USA, Hong Kong and Australia. Systems is listed on the Nordic list (mid cap) with ticker SYSI. For further information on Securitas Systems please visit the following website www.securitassystems.com

SECURITAS SYSTEMS

Interim Report January–September 2006
Continued good organic growth with maintained profit development

Pro Forma

- Pro forma sales increased during the period by 11 percent to MSEK 4,512 (4,078). Pro forma sales during the third quarter increased by 9 percent to MSEK 1,500 (1,374).

- Pro forma operating income before amortization increased during the period by 5 percent to MSEK 407 (386) and gave an operating margin of 9.0 percent (9.5). During the third quarter pro forma operating income before amortization increased by 2 percent to MSEK 138 (136). Pro forma operating margin before amortization was 9.2 percent (9.9) during the third quarter.

- Pro forma operating income after amortization increased during the period by 10 percent to MSEK 380 (346) and gave an operating margin of 8.4 percent (8.5). For the third quarter the operating margin after amortization pro forma was 133 MSEK (126), an increase by 6 percent.

- Earnings per share pro forma increased to SEK 0.61 (0.58).

Combined financial statements

- Sales for the combined financial statements increased during the period by 11 percent to MSEK 4,512 (4,078). Operating income after amortization is unchanged and amounts to MSEK 352 (350). Operating margin after amortization was 7.8 percent (8.6).

- Earnings per share for the combined financial statements decreased by 11 percent to SEK 0.50 (0.56).

	Pro forma		Pro forma		Combined financial statements	
MSEK	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Sales	4,512	4,078	1,500	1,374	4,512	4,078
Sales growth, %	*11*	*23*	*9*	*13*	*11*	*23*
Organic sales growth, %	*7*	*6*	*8*	*7*	*7*	*6*
Operating income before amortization	407	386	138	136	378	391
Operating income after amortization	380	346	133	126	352	350
Net income	224	211	78	78	184	206
Earnings per share, SEK	0.61	0.58	0.21	0.21	0.50	0.56

Comments from the CEO, Juan Vallejo

"We continued to see strong growth during the year's third quarter and organic sales growth for the entire reporting period amounted to 7 percent. This signifies that our growth target has been achieved with retained profitability, despite the substantial costs and investments incurred as a result of our listing on the stock exchange during the period. Two acquisitions have been made during the period, one in Belgium and one in the US. An acquisition in Norway was made after the close of the reporting period."

For additional information contact:
Juan Vallejo, CEO and President, +46 8 650 7600
Peter Ragnarsson, CFO, +46 8 650 7600
Åsa Larsson, Head of Communications and IR, +46 8 650 7433

Information meeting and telephone conference

An information meeting will be held 16 November 2006 at 12.00 noon (CET).
The information meeting will take place at the Securitas Building, Lindhagensplan 70, Stockholm.

To follow the press conference via telephone (and participate in the Q&A session), please visit www.securitassystems.com for registration.
The meeting will also be broadcasted over the Internet at www.securitassystems.com
For a recorded version of the meeting, call: +44 20 7031 4064 or +46 8 505 203 33, access code: 725395.

Future reporting dates

8 February, 2006	Year end report for January-December 2006
8 May, 2007	Interim report for January-Mars 2007
8 August, 2007	Interim report for January-June 2007
7 November, 2007	Interim report for January-September 2007

Structure of the report

Pro forma financial statements

Appendix 1 to this report includes a pro forma statement for the Securitas Systems Group. This pro forma statement has been based on the assumption that the Group has been formed and that the capital structure has been established as of 1 January, 2006 respectively 1 January, 2005. The formation and capitalization of the Securitas Systems Group was concluded in August 2006 and the balance sheet for 30 September, 2006 consequently shows actual outcome. For an account of the adjustments providing the basis of the pro forma statement, please refer to the prospectus for the dividend of Securitas Systems, published at the beginning of September 2006. The prospectus is available at Securitas Systems web site www.securitassystems.com

Combined financial statements – the "predecessor basis"

This report includes accounts that have been established as so-called combined financial statements. The transfer of operations from Securitas AB to Securitas Systems AB has been carried out on the basis of to Securitas Group's nominal values, according to the so-called "predecessor basis". According to international generally accepted accounting practice, the accounts for the Securitas Systems Group shall be established in the form of so-called combined financial statements. This implies that all companies that have been acquired from Securitas during 2005 and 2006 are accounted for as if they were part of the Securitas Systems Group from 1 January, 2005 (comparative period).

The difference between pro forma and predecessor, when it comes to the income statement, is comprised primarily of the financial costs for loan financing, administrative costs and tax costs which Securitas Systems has as an independent listed company. With regards to the balance sheet, the difference is primarily comprised of the capitalization of the Group. As the formation and capitalization of the Group has been completed, there is no difference between the balance sheets as of September 30, on the basis of either the pro forma or combined financial statements.

Accounting principles

Securitas Systems applies International Financial Reporting Standards (IFRS), as adopted by the EU. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR31, Consolidated Interim Reports. The Parent Company complies with the Annual Accounts Act and RR32, Accounting for Legal Entities.

The accounting principles applied in this interim report are described on Securitas Systems' web site (www. securitassystems.com).
All definitions are presented on page 16.

Income statement in summary for the Group

MSEK	Jan-Sep 2006	Jan-Sep 2005	Change %	Jul-Sep 2006	Jul-Sep 2005	Change %
Sales	4,512.3	4,078.0	11	1,500.5	1,374.1	9
Organic growth, %	*7*	*6*	-	*8*	*7*	-
Operating income before amortization	378.5	390.7	-3	125.6	139.0	-10
Operating margin before amortization, %	*8.4*	*9.6*	-	*8.4*	*10.1*	-
Operating income after amortization	351.5	350.0	0	120.5	128.9	-6
Operating margin after amortization, %	*7.8*	*8.6*	-	*8.0*	*9.4*	-
Income before tax	271.0	294.6	-8	95.2	109.0	-13
Net income	184.3	206.2	-11	65.9	76.2	-14
Earnings per share, SEK	0.50	0.56	-11	0.18	0.21	-14

Organic sales growth and operating margin per segment

Jan–Sep 2006

MSEK	Organic sales growth, %	Operating income[2]	Change, operating income, %[2]	Operating margin, %[2]	Change, operating margin[2]
US/UK/Ireland	12	60	1	5.0	-1.7
Mainland Europe[1]	6	383	4	11.7	0.1
Group	7	378	-3	8.4	-1.2

Jul–Sep 2006

MSEK	Organic sales growth, %	Operating income[2]	Change operating income, %[2]	Operating margin, %[2]	Change, operating margin[2]
US/UK/Ireland	18	23	-8	5.3	-2.7
Mainland Europe[1]	4	117	-8	11.0	-1.0
Group	8	126	-10	8.4	-1.7

[1] Excluding UK and Ireland
[2] Before amortization

Sales and earnings

The Group

January–September 2006
Organic sales growth continued to improve and increased during the period to 7 percent (6). The inflow of new orders was strong during the whole period.

Operating income before amortization decreased by 3 percent to MSEK 378.5 (390.7). Operating margin before amortization amounted to 8.4 percent (9.6). Operating margin before amortization has been negatively affected during the period by a lower operating margin in Hamilton Pacific, compared with the average margin for the Group. Further, expenses for the stock exchange listing, including separation costs from the Securitas Group, has affected the operating margin negatively with 0.8 percentage points. All essential costs for the stock exchange admission of Systems have now been taken.

Operating income after amortization is unchanged and amounts to MSEK 351.5 (350.0). The operating margin, which amounted to 7.8 percent (8.6), has, as mentioned above, been negatively affected by the costs for the listing on the stock exchange and the lower operating margin in Hamilton Pacific. Acquisition related restructuring expenses amounted to MSEK 14.4 and relates principally to Hamilton Pacific.

July–September 2006
Organic sales growth amounted to 8 percent (7) which is an improvement compared with the previous quarter when the organic sales growth amounted to 4 percent. The inflow of new orders during the third quarter has been continuously strong.

Operating income before amortization decreased by 10 percent to MSEK 125.6 (139.0). Operating margin before amortization amounted to 8.4 percent (10.1). The underlying development of the operating margin is stable, although, as expected, the margin is pressed by expenses for the remaining portion of the stock exchange listing of Systems during the third quarter. Furthermore, operating margin was also affected by the acquisition of Hamilton Pacific (US), which was carried out at the end of 2005. Hamilton Pacific is still under restructuring according to plan.

Operating income after amortization decreased by 6 percent to MSEK 120.5 (128.9). The operating margin amounted to 8.0 percent (9.4).

Future outlook

Continued good demand

The inflow of new orders continued to be good during the third quarter. Systems has a seasonal pattern, in which the fourth quarter is significantly the strongest. Due to the strong inflow of new orders, the fourth quarter 2006 is, consequently, also expected to be strong. Following the third quarter, organic sales growth is higher than during 2005, and the pro forma operating margin before amortization is in line with the previous year.

Development in the Group's segment

Systems' operations have been divided into two different segments since 1 January 2006 US/ UK/Ireland and Mainland Europe. The two segments display similar structures with regard to customer composition but differ regarding, for example, market structure and regulations.

US/UK/Ireland

MSEK	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Jan-Dec 2005
Sales	1,197	879	429	308	1,317
Organic sales growth, %	*12*	*12*	*18*	*8*	*10*
Operating income before amortization	60	59	23	25	93
Operating margin before amortization, %	*5.0*	*6.7*	*5.3*	*8.0*	*7.1*
Operating income after amortization	40	53	20	23	82
Operating capital employed	335	229	-	-	264
Operating capital employed as % of sales	20	14	-	-	*16*
Capital employed	1,785	1,425	-	-	1,709

The Anglo-Saxon market, consisting of US/UK/Ireland, has historically been dominated by large product companies in which local operators handle installations for end-customers. Systems' strategy is to grow through sales to both existing and new customers. The acquisitions of Bell and Hamilton Pacific have provided the Group with a strong position, especially within the banking sector. For example, during the third quarter, Hamilton Pacific has won contracts with two of the US' largest banks. Systems has additionally closed new deals within health care-, petrochemicals- and the retail sector.

January–September 2006

Organic sales growth increased to 12 percent and the sales to MSEK 1,197 (879), while at the same time the operating income before amortization increased by 1 percent to MSEK 60 (59). The operating margin before amortization amounted to 5.0 percent (6.7).

The American company Premier Systems Solutions, Inc. was consolidated as from 1 April 2006. The acquisition will provide Systems with a strong local presence in the attractive Florida market.

The integration of Hamilton Pacific, acquired during the fourth quarter of 2005, is proceeding according to plan. The work of integrating Hamilton Pacific and Premier Systems Solutions is estimated to continue during the remainder of 2006.

July–September 2006

Organic sales growth increased to 18 percent and sales to MSEK 429 (308), while at the same time the operating income before amortization decreased by 8 percent to MSEK 23 (25). The operating margin before amortization amounted to 5.3 percent (8.0). The operating margin was negatively affected by the Hamilton Pacific (US) acquisition.

Mainland Europe[1]

MSEK	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Jan-Dec 2005
Sales	3,282	3,172	1,059	1,054	4,449
Organic sales growth, %	*6*	*5*	*4*	*5*	*5*
Operating income before amortization	383	369	117	127	607
Operating margin before amortization, %	*11.7*	*11.6*	*11.0*	*12.0*	*13.7*
Operating income after amortization	376	334	115	118	568
Operating capital employed	780	537	-	-	596
Operating capital employed as % of sales	*17*	*12*	-	-	*13*
Capital employed	1,907	1,678	-	-	1,740

[1] Except UK/Ireland

Mainland Europe consists of the European market excluding UK/Ireland. The market is still highly fragmented and few players have today the ability to co-ordinate installation and services in the whole of Europe. Systems is continuously working to refine the offering to customer segments with high security demands. At present, Systems is primarily focusing on banking and retail sectors. Other sectors with high and international security demands where Systems has won new contracts are logistics-, telecommunication-, energy-, biotech- and the automotive sector.

January–September 2006

Organic sales growth increased by 6 percent to MSEK 3,282 (3,172), while at the same time the operating income before amortization increased by 4 percent to MSEK 383 (369). The operating margin before amortization amounted to 11.7 percent (11.6).

A smaller acquisition, Elmaco in Belgium, was carried out during the period.

July–September 2006

Organic sales growth increased during the third quarter by 4 percent to MSEK 1,059 (1,054). The lower installation rate noted during the second quarter recovered in the third quarter. Operating income before amortization decreased by 8 percent to MSEK 117 (127). The operating margin before amortization amounted to 11.0 percent (12.0).

Cash flow

January-September 2006

Investments in fixed assets amounted to MSEK 199 (180) during the period, of which MSEK 173 (77) refers to investments in operational fixed assets. Cash flow amounted to MSEK 163 (-240) during the same period.

July-September 2006

For the period July - September, investments in fixed assets amounted to MSEK 84 (16) and cash flow amounted to MSEK 224 (13).

For further comments on cash flow see appendix 1.

Return on capital employed and capital employed

As of 30 September 2006

The Group's return on capital employed was 17 percent (20). The Group's operational capital employed amounted to MSEK 1,019 (487), corresponding to 16 percent (8) of sales adjusted for full-year sales in acquired companies.

Acquisitions increased the Group's goodwill by MSEK 32. Adjusted for negative translation differences of MSEK 33, the Group's total goodwill amounted to MSEK 2,438 (2,439 as of 31 December 2005).

Acquisitions increased the Group's acquisition related intangible assets by MSEK 3. After amortization of MSEK 13 and negative translation differences of MSEK 3, acquisition related intangible fixed assets amounted to MSEK 214 (227 as of 31 December 2005).

The Group's total capital employed amounted to MSEK 3,672 (3,094 as of 31 December 2005).

Financing and liquidity

The Group's net debt amounted to MSEK 1,525 (2,485 as of 30 June, 2006) and equity amounted to MSEK 2,147 (945 as of 30 June, 2006). The decrease in net debt and the increase in equity are due to a shareholders' contribution of MSEK 1,110 received from Securitas AB (see further under parent company on page 8).

During July, a Multicurrency Revolving Credit Facility amounting to MSEK 3,000 was signed with Nordea Bank AB and with SEB Merchant Banking within Skandinaviska Enskilda Banken AB as Mandated Lead Arrangers (MLA). The loan facility is intended to cover the company's ongoing financing needs and future strategic growth and will constitute Systems' principal loan facility. Prior to the listing, Systems settled its outstanding accounts with Securitas AB by taking loans in SEK and Euro within the terms of the loan facility. The loans have variable interest rates.

Financial net during the period amounted to MSEK -81 (-55). The pro forma financial net during the period amounted to MSEK -50 (-44). The higher financial costs in the combined financial statements are explained by the fact that net debt during the reporting period were at a high level due to the Group's internal acquisitions in connection with the formation of the Systems Group. In August 2006 the capitalization of the Group was completed by the last shareholders' contribution from Securitas AB, whereby net debt were decreased to the present level.

Acquisitions

The acquisition calculations are subject to final adjustment up to one year following the date of acquisition.

Acquisitions January–September 2006

(MSEK)

Company	Segment[1]	Included as from	Annual sales	Acquisition price	Enterprise value[4]	Good-will[5]	Acquisition related intangible assets
Opening balance						**2,439**	**227**
Elmaco, Belgium	Mainland Europe	1 Jan	11	5	5	2	-
Premier, US	US/UK/Ireland	1 Apr	33	34	34	27	3
Other acquisitions				3	3	3	-
Total acquisitions/disposals January-June 2006				**42**	**42**	**32**	**3**
Amortization of acquisition-related intangible fixed assets							-13
Translation differences						-33	-3
Closing balance						**2,438**	**214**

[1] Refers to segment with main responsibility for the acquisition/disposal
[2] Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition
[3] Price paid to the seller
[4] Acquisition price plus acquired net debt
[5] Total increase in the Group's goodwill including existing goodwill in the acquired company.

Elmaco, Belgium

In January 2006, Systems in Belgium acquired Elmaco NV, one of Belgium's leading suppliers of fire protection installations. Elmaco NV has extensive experience of supplying technological fire protection systems to the industrial sector and government departments.

Annual sales amount to MSEK 11 and there are 9 employees. The enterprise value (EV) of the acquisition amounts to MSEK 5.

Premier Systems Solutions, (FL) US

At the start of April 2006, Systems in the US acquired Premier Systems Solutions, Inc, the market leader in Tampa, Florida. The company installs and maintains security systems in Tampa and other major markets in Florida. Premier has projected sales of MSEK 35 (MUSD 4.5) for 2006 and has 17 employees. The enterprise value (EV) of the acquisition amounts to MSEK 34 (MUSD 4.6).

The Parent company

Net sales for Securitas Systems AB amounted to MSEK 86 during the period. Earnings after net financial items amounted to MSEK 27. Cash and cash equivalents amounted to MSEK 151. The parent company invested MSEK 2,428 in shares in subsidiaries during the period. MSEK 1 was invested in equipment. Securitas Systems AB was dormant during the major part of 2005 and, accordingly, no comparative figures are stated.

A shareholders' contribution of approximately MSEK 3,439 was received from Securitas AB during the period January to September 2006, of which MSEK 1,110 was provided during the third quarter.

Events after the close of the period

Acquisitions

During October, Systems in Norway acquired NOR Security AS. NOR Security is a systems integrator providing customized security solutions within specific customer segments, such as law enforcement, the judicial system and industry. With this acquisition, Securitas Systems in Norway will broaden its market position as well as strengthen its position as supplier of integrated solutions to customers with high security requirements. NOR Security's expected annual sales for 2006 MNOK 15 (MSEK17). The acquisition is expected to contribute positively to the Group's net sales and profit for 2006.

Loan facility

In November, five additional banks in addition to Nordea Bank AB and SEB Merchant Banking within Skandinaviska Enskilda Banken AB have decided to participate in Securitas Systems loan facility amounting to MSEK 3,000.

Other information

The Group's tax rate during the period amounted to 32 percent (30). For full-year 2006, the tax rate is estimated to be 32 (30) percent.

As from 29 September 2006, the company is listed on the Nordic Exchange (mid cap) with the ticker symbol SYSI. The ISIN code for the B share is SE0001785197.

Stockholm, 16 November 2006

Securitas Systems AB (publ)

Juan Vallejo
President and CEO

This report has not been reviewed by the company's auditors.

Income statement

MSEK	Jan–Sep 2006	Jan–Sep 2005	Jul–Sep 2006	Jul–Sep 2005	Jan-Dec 2005
Sales	**4,512.3**	**4,078.0**	**1,500.5**	**1,374.1**	**5,805.0**
Production expenses[1]	-2,847.0	-2,560.6	-939.0	-863.2	-3,658.0
Gross income	**1,665.3**	**1,517.4**	**561.5**	**510.9**	**2,147.0**
Selling and administrative expenses	-1,286.8	-1,126.7	-435.9	-371.9	-1,503.5
Operating income before amortization	**378.5**	**390.7**	**125.6**	**139.0**	**643.5**
Amortization on acquisition related intangible assets	-12.6	-11.8	-4.3	-3.4	-15.9
Acquisition-related restructuring expenses	-14.4	-28.9	-0.8	-6.7	-34.0
Operating income after amortization	**351.5**	**350.0**	**120.5**	**128.9**	**593.6**
Financial income and expenses	-80.5	-55.4	-25.3	-19.9	-78.6
Income before taxes	**271.0**	**294.6**	**95.2**	**109.0**	**515.0**
Taxes	-86.7	-88.4	-29.3	-32.8	-154.8
Net income for the period	**184.3**	**206.2**	**65.9**	**76.2**	**360.2**
Of which attributable to:					
Shareholders in the parent company	183.0	205.5	65.3	75.6	359.4
Minority interests	1.3	0.7	0.6	0.6	0.8
Earnings per share before dilution, SEK	0.50	0.56	0.18	0.21	0.98
Earnings per share after dilution, SEK	0.50	0.56	0.18	0.21	0.98
[1]Of which depreciation and amortization on:					
Tangible fixed assets	-86.8	-74.5	-30.2	-26.4	-104.0
Intangible assets (excluding amortization on acquisition-related intangible assets)	-13.7	-13.7	-4.5	-4.9	-19.2
Total depreciation and amortization (excluding amortization on acquisition related intangible assets)	**-100.5**	**-88.2**	**-34.7**	**-31.3**	**-123.2**
Key ratios:					
Sales growth, %	11	23	9	13	23
Organic sales growth, %	7	6	8	7	6
Operating margin before amortization, %	8.4	9.6	8.4	10.1	11.1
Operating margin after amortization, %	7.8	8.6	8.0	9.4	10.2
Net margin, %	4.1	5.1	4.4	5.5	8.9

Balance sheet

MSEK	30 Sep 2006	30 Sep 2005	31 Dec 2005
ASSETS			
Fixed assets			
Goodwill	2,438.4	2,193.5	2,438.9
Acquisition related intangible assets	214.4	220.3	226.7
Other intangible assets	58.7	52.3	59.2
Tangible fixed assets	339.6	277.6	289.8
Non interest-bearing financial fixed assets	80.7	20.4	17.2
Interest-bearing financial receivables	3.1	1.5	1.4
Total fixed assets	**3,134.9**	**2,765.6**	**3,033.2**
Current assets			
Non interest-bearing current assets	2,191.8	1,793.1	2,080.9
Other interest-bearing current assets	-	494.7	542.7
Cash equivalents	515.1	231.2	365.4
Total current assets	**2,706.9**	**2,519.0**	**2,989.0**
TOTAL ASSETS	**5,841.8**	**5,284.6**	**6,022.2**

EQUITY AND LIABILITIES			
Equity			
Attributable to the parent company's shareholders	2,136.4	-5,432.3	-1 518.2
Minority interests	10.7	9.3	9.5
Total equity	**2,147.1**	**-5,423.0**	**-1 508.7**
Long-term liabilities			
Non interest-bearing long-term liabilities	0.1	0.1	0.1
Interest-bearing long-term liabilities	1,969.6	0.9	0.4
Non interest-bearing provisions	177.9	185.8	170.3
Total long-term liabilities	**2,147.6**	**186.8**	**170.8**
Current liabilities			
Liabilities concerning intra-group restructuring	-	7,616.6	2,313.9
Non interest-bearing current liabilities	1,473.5	1,470.6	1,848.3
Interest-bearing current liabilities	73.6	1,433.6	3,197.9
Total current liabilities	**1,547.1**	**10,520.8**	**7,360.1**
TOTAL EQUITY AND LIABILITIES	**5,841.8**	**5,284.6**	**6,022.2**

Capital employed and financing

MSEK	30 Sep 2006	30 Sep 2005	31 Dec 2005
Operational capital employed	1,019.3	486.9	428.5
Goodwill	2,438.4	2,193.5	2,438.9
Acquisition related intangible assets	214.4	220.3	226.7
Capital employed	**3,672.1**	**2,900.7**	**3,094.1**
Net debt	1,525.0	8,323.7	4,602.8
Equity	2,147.1	-5,423.0	-1,508.7

Key ratios	30 Sep 2006	30 Sep 2005	31 Dec 2005
Operational capital employed as % of sales	16	8	7
Return on capital employed, %	17	20	21
Net debt/equity ratio, times	0.71	-	-
Equity/assets ratio, %	37	-	-

Cash flow

MSEK	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Jan-Dec 2005
Cash flow before changes in working capital	391.2	473.5	177.0	283.1	596.9
Changes in working capital	-207.1	-246.3	-244.2	-127.6	-515.0
Cash flow from operating activities	**184.0**	**227.2**	**-67.1**	**155.6**	**81.9**
Cash flow from investing activities	-199.0	-179.5	-84.2	-15.6	-491.1
Cash flow from financing activities	177.8	-287.9	375.6	-127.1	304.0
Cash flow for the period	**162.8**	**-240.2**	**224.3**	**13.0**	**-105.2**
Cash equivalents at the beginning of the period	**365.4**	**451.6**	**293.9**	**221.3**	**451.6**
Cash flow for the period	162.8	-240.2	224.3	13.0	-105.2
Exchange rate difference in cash equivalents	-13.1	19.8	-3.1	-3.1	19.0
Cash equivalents at the end of the period	**515.1**	**231.2**	**515.1**	**231.2**	**365.4**

Statement of income and expenses recognized in equity

MSEK	30 Sep 2006			30 Sep 2005		
	Attributable to the parent company's shareholders	Minority interest	Total	Attributable to the parent company's shareholders	Minority interest	Total
Income and expenses reported directly in equity						
Actuarial gains and losses after taxes	9.2	-	9.2	-6.9	-	-6.9
Translation differences	4.2	0.0	4.2	107.3	0.4	107.7
Total income and expenses recognized directly in equity	**13.4**	**0.0**	**13.4**	**100.4**	**0.4**	**100.8**
Net income for the period	184.3	1.3	185.6	205.5	0.7	206.2
Total income and expenses for the period	**197.7**	**1.3**	**199.0**	**305.9**	**1.1**	**307.0**

Changes in shareholders' equity

MSEK	30 Sep 2006			30 Sep 2005		
	Attributable to the parent company's shareholders	Minority interest	Total	Attributable to the parent company's shareholders	Minority interest	Total
Opening balance	**-1,518.2**	**9.5**	**-1,508.7**	**-5,655.7**	**8.9**	**-5,646.8**
Total income and expenses reported directly in equity	**13.4**	**0.0**	**13.4**	**100.4**	**0.4**	**100.8**
Net income for the period	184.3	1.3	185.6	205.5	0.7	206.2
Total capital changes excluding transactions with the company's owner	**197.7**	**1.3**	**199.0**	**305.9**	**1.1**	**307.0**
Group contribution, dividends and similar items[1]	54.9	-	54.9	-82.5		-82.5
Acquisition of minority	-	0.6	0.6	-	-	-
Dividend paid to minority	-	-0.7	-0.7	-	-0.7	-0.7
Dividend paid to Securitas AB[2]	-37.3	-	-37.3	-	-	-
Shareholder's contribution received from Securitas AB[2]	3,439.3	-	3,439.3	-	-	-
Closing balance	**2,136.4**	**10.7**	**2,147.1**	**-5,432.3**	**9.3**	**-5,423.0**

[1] Refers to transactions made directly against equity between Systems' companies and other companies within the Securitas Group.
[2] Securitas AB was, until its listing on 29 September 2006, the parent company of Securitas Systems AB

Data per share

SEK	Jan- Sep 2006	Jan- Sep 2005	Jan-Dec 2005
Share price at the close of the period	27.50	-	-
Profit after tax	0.50	0.56	0.98
Number of outstanding shares[1]	365 058 897	365 058 897	365 058 897
Average number of shares	365 058 897	365 058 897	365 058 897

[1] Number of shares for the comparative figure for 2005 is the same as the current number of shares after the bonus issue per 5 April 2006.

Segment overview, January-September

MSEK	US/UK/Ireland		Mainland Europe		Other		Eliminations		Group	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	1,197	879	3,282	3,172	33	27	-	-	4,512	4,078
Sales, internal	-		-		22	12	-22	-12	-	-
Sales	**1,197**	**879**	**3,282**	**3,172**	**55**	**39**	**-22**	**-12**	**4,512**	**4,078**
Organic sales growth %	*12*	*12*	*6*	*5*	-	-	-	-	*7*	*6*
Operating profit before amortization	60	59	383	369	-64	-37	-	-	378	391
Operating margin before amortization, %	*5.0*	*6.7*	*11.7*	*11.6*	-	-	-	-	*8.4*	*9.6*
Amortization on acquisition related intangible assets	-7	-6	-6	-6	-	-	-	-	-13	-12
Acquisition related restructuring expenses	-13	-	-1	-29	-	-	-	-	-14	-29
Operating profit after amortization	**40**	**53**	**376**	**334**	**-64**	**-37**	-	-	**352**	**350**
Operational capital employed	335	229	780	537	-96	-279	-	-	1,019	487
Operational capital employed as % of sales	*20*	*14*	*17*	*12*	-	-	-	-	*16*	*8*
Goodwill	1,294	1,043	1,068	1,074	76	77	-	-	2,438	2,194
Acquisition related intangible	156	153	59	67	-	-	-	-	214	220
Capital employed, %	**1,785**	**1,425**	**1,907**	**1,678**	**-20**	**-202**	-	-	**3,672**	**2,901**

The Group's organic sales growth and currency changes

The calculation of organic sales growth and specification of changes in exchange rates on the operating income before and after amortization (MSEK) appears below:

Jan-Sep

Sales	2006	2005	%
Sales	4,512	4,078	11
Acquisitions/disposals	-141		
Currency changes from 2005	-16		
Organic sales	**4,355**	**4,078**	**7**

Operating income before amortization	2006	2005	%
Operating income before amortization	379	391	-3
Currency rate changes from 2005	2		
Operating income	**380**	**391**	**-3**

Operating income after amortization	2006	2005	%
Operating income after amortization	352	350	0
Currency rate changes from 2005	1		
Operating income	**352**	**350**	**1**

Jul– sep

Sales	2006	2005	%
Sales	1,501	1,374	9
Acquisitions/disposals	-48		
Currency changes from 2005	26		
Organic sales	**1,478**	**1,374**	**8**

Operating income before amortization	2006	2005	%
Operating income before amortization	126	139	-10
Currency rate changes from 2005	4		
Operating income	**129**	**139**	**-7**

Operating income after amortization	2006	2005	%
Operating income after amortization	121	129	-6
Currency changes from 2005	6		
Operating income	**126**	**129**	**-2**

Definitions

Combined financial statements: The financial statements in this interim report are presented as if the operations were formed on 1 January 2005. The transfer of operations from Securitas to Securitas Systems has taken place at book value in the Securitas Group, according to the predecessor basis.

Organic sales growth: Sales adjusted for acquisitions/disposals and changes in exchange rates as a percentage of the previous year's total sales adjusted for disposals.

Operating income before amortization: Operating income before amortization on acquisition-related intangible assets and acquisition-related restructuring expenses, but after depreciation and amortization on tangible assets and other intangible assets.

Operating margin before amortization: Operating income before amortization as a percentage of total sales.

Operating income after amortization: Operating income after amortization on acquisition related intangible assets and acquisition-related restructuring expenses and depreciation and amortization on tangible assets and other intangible assets.

Operating margin after amortization: Operating income after amortization as a percentage of sales.

Earnings per share: Net income for the period attributable to shareholders in the parent company divided by the number of shares.

Investments: Total investments in fixed assets during the year.

Capital employed: Non interest-bearing fixed and current assets less non interest-bearing long-term and current liabilities.

Return on capital employed: Operating income before amortization (rolling 12 months) as a percentage of capital employed.

Operational capital employed: Capital employed less goodwill, acquisition-related intangible assets and participations in associated companies.

Operational capital employed as % of total shares: Operating capital employed as a percentage of total sales adjusted for full-year sales of acquired units.

Net debt: Long-term and short-term interest-bearing borrowings less interest-bearing fixed and current assets.

Net debt/equity ratio: Net debt divided by equity.

Equity/assets ratio: Equity as percentage of total assets.

Appendix 1 Pro Forma statement

Income statement

MSEK	Combined statement Jan-Sep 2006	Adjustments[1]	PRO FORMA Jan-Sep 2006	Combined statement Jan- Sep 2005	Adjustments[1]	PRO FORMA Jan-Sep 2005
Sales	**4,512.3**		**4,512.3**	**4,078.0**		**4,078.0**
Production expenses	-2,847.0		-2,847.0	-2,560.6		-2,560.6
Gross income	**1,665.3**		**1,665.3**	**1,517.4**		**1,517.4**
Selling and administrative expenses	-1,286.8	28.9	-1,257.9	-1,126.7	-4.3	-1,131.0
Operating income before amortization	**378.5**	**28.9**	**407.4**	**390.7**	**-4.3**	**386.4**
Amortization on acquisition related intangible assets	-12.6		-12.6	-11.8		-11.8
Acquisition-related restructuring expenses	-14.3		-14.3	-28.9		-28.9
Operating income after amortization	**351.5**	**28.9**	**380.4**	**350.0**	**4.3**	**345.7**
Financial income and expenses	-80.5	30.0	-50.5	-55.4	11.0	-44.4
Income before taxes	**271.0**	**58.9**	**329.9**	**294.6**	**6.7**	**301.4**
Taxes	-86.7	-18.8	-105.5	-88.4	-2.0	-90.4
Net income for the period	**184.3**	**40.1**	**224.4**	**206.2**	**4.7**	**211.0**

Key ratios:						
Operating margin before amortization, %	8.4	0.6	9.0	9.6	-0.1	9.5
Operating margin after amortization, %	7.8	0.6	8.4	8.6	-0.1	8.5
Earnings per share	**0.50**	**0.11**	**0.61**	**0.56**	**0.02**	**0.58**

[1]Pro Forma adjustments

	Jan-Sep 2006	**Jan-Sep** 2005
Management fee	47.9	54.9
Parent company costs	-10.0	-51.0
Licensing fee	-9.0	-8.2
Selling and administrative expenses	28.9	-4.3
Interest expenses	30.0	11.0
Tax expenses	-18.8	-2.0
Total pro forma adjustments	**40.1**	**4.7**

Sales and earnings

The Group

January–September 2006

Organic sales growth continued to improve, and increased during the first nine months to 7 percent (6). The inflow of new orders during the reporting period has been strong.

Operating income before amortization amounted to MSEK 407.4 (386.4). The operating margin before amortization amounted to 9 percent (9.5). Operating margin before amortization has been negatively affected during the period by a lower operating margin in Hamilton Pacific, compared with the average margin for the Group. Further, expenses for the stock exchange listing, including separation costs from the Securitas Group, has affected the operating margin negatively with 0.8 percentage points. All essential costs for the stock exchange admission of Systems have now been taken.

The operating income after amortization amounted to MSEK 380.4 (345.7) The operating margin after amortization amounted to 8.4 percent (8.5). Acquisition-related restructuring expenses amounted to MSEK 14.4 and relate primarily to Hamilton Pacific.

Cash flow

MSEK	Jan- Sep 2006	Jan- Sep 2005	Jan- Dec 2005
Operating income before amortization	407.4	386.4	637.5
Investments in fixed assets	-173.0	-77.0	-127.4
Reversal of depreciation	100.0	88.2	123.1
Net investments in fixed assets	-73.0	11.2	-4.3
Change in operational capital employed	-121.4	-135.7	-227.9
Cash flow from operations	**213.0**	**261.9**	**405.3**

During the period January-September investments in fixed assets amounted to MSEK 173 (77). With the listing of Systems on the stock exchange, a number of Systems' investment plans have been accelerated. During the third quarter, investments of approximately MSEK 46 were carried out with the aim of separating Systems' operations from Securitas AB during the listing process. During January-September the cash flow from operations amounted to MSEK 213 (262) which is equivalent to 52 percent (68) of operating income before amortization.

PRESS RELEASE

Stockholm 06 10 20

Securitas Systems' acquisition in Norway

Securitas Systems in Norway has bought all shares in NOR Security AS. NOR Security is a systems integrator that provides customized security solutions within specific customer segments such as police and legal system and industry. With this acquisition Securitas Systems in Norway will broaden its market position as well as strengthen its position as supplier of integrated solutions to customers with high security demands. NOR Security's expected annual sales for 2006 is MNOK 15 (MSEK 17). The acquisition is expected to contribute positively to the Group's turnover and profit for 2006. The acquisition requires an approval from the Norwegian competition authority.

For additional information:

Juan Vallejo, President and CEO	+46 8 657 71 81
Peter Ragnarsson, Chief Financial Officer	+46 8 657 74 70
Åsa Larsson, Communications and Investor Relations Manager	+46 8 657 74 33

This press release is also available at: www.securitassystems.com

Securitas Systems AB (publ) *is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defence, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,000, the Company has 4,900 employees and operates in 13 European countries and in the USA, Hong Kong and Australia. Systems is listed on the Nordic list (mid cap) with ticker SYSI. For further information on Securitas Systems please visit the following website www.securitassystems.com*

PRESS RELEASE

Stockholm 06 12 28

Securitas Systems expands to Italy with the acquisition of CIS

Securitas Systems AB (publ.) is expanding in Europe and acquires 75 per cent of the Italian company CIS SpA (CIS). CIS is a leading security systems integrator for the Italian banking sector. The annual sale of CIS in 2006 is estimated to approx. 126 MSEK (14 MEUR) and the acquisition is expected to contribute positively to the sales and result of the Group in 2007.

CIS has more than 20 years of experience from the security industry and is one of Italy's leading suppliers of integrated security and surveillance services to the banking sector. The annual sale for 2006 is estimated to approx. 126 MSEK (14 MEUR) and the company has 70 employees. The purchasing price is estimated to 6-9x EBITDA and the price will be decided after closing of 2006.

"With the acquisition of CIS we strengthen our presence in mainland Europe and add Italy to the Systems map. The Italian market is dynamic and grows faster than the rest of Europe, although from a somewhat lower level. The acquisition of CIS is a natural step in Systems strategy to become market leader within specific segments with high growth and high security demands" says Juan Vallejo, CEO of Securitas Systems.

"CIS has during the last couple of years grown fast, in close cooperation with some of the Italian banks. As part of further strengthening the company and widen the service offering to our customers it is a natural step to become part of Systems, who already have a strong presence in bank security in Europe, having extensive outsourcing agreements with banks in many countries" says Silvio Dorato, main owner and CEO/Chairman of CIS Spa.

For further information:

Juan Vallejo, CEO	+46 8 657 76 00
Peter Ragnarsson, CFO	+46 8 657 76 00
Åsa Larsson, Head of Communication and IR	+46 70 660 7433

This press release is also available at the webpage of Securitas Systems:
www.securitassystems.com

Securitas Systems AB (publ) is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defence, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,000. The company has 4,900 employees and operates in 13 European countries and in the USA, Hong Kong and Australia. Systems is listed on the Nordic list (mid cap) within ticker SYSI. For further information on Securitas Systems please visit the following website www.securitassystems.com.

PRESS RELEASE

Stockholm 06 12 29

Securitas Systems acquires Larmassistans Teknik AB in Sweden

Securitas Systems has signed an agreement to acquire Larmassistans Teknik Sverige AB. The acquisition will be concluded during the first quarter 2007 after standard due diligence review. Larmassistans Teknik offers electronic security systems and services and in 2005 annual sales amounted to 80 MSEK (9 MEUR). The acquisition is expected to contribute to Securitas Systems sales and result in 2007.

Larmassistans Teknik offers electronic security systems for companies and authorities and is well positioned within the public sector and commercial properties in the Stockholm region. The annual sales for 2005 amounted to 80 MSEK (9 MEUR) and the company has approximately 100 employees.

"Larmassistans Teknik is a company with high capabilities within integrated security systems, having a business model that very well fits with Systems'. This acquisition strengthens our organization and market position in the Stockholm region. The acquisition is also in line with our strategy to acquire companies that are specialized in specific client segments. Therefore, we are very pleased to welcome Larmassistans Teknik to Systems", said Juan Vallejo, CEO of Securitas Systems AB.

"Our organization has grown rapidly and we are now ready to take the next step. With Systems we get a stable owner adding structure, experience and stability. Being a part of Systems, we will share knowledge with a world leading system integrator", said Richard Allenäs-Sommer, CEO of Larmassistans Teknik.

Contact:

Juan Vallejo, CEO	+46 8 657 76 00
Peter Ragnarsson, CFO	+46 8 657 76 00
Åsa Larsson, Head of Communication and IR	+46 70 660 7433

This press release is also available at the Securitas Systems website: www.securitassystems.com

SECURITAS SYSTEMS

Securitas Systems AB (publ) is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defense, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, and intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,000. The company has 4,900 employees and operates in1 European countries and in the USA, Hong Kong and Australia. Systems is listed on the Nordic list (*mid cap*) within ticker SYSI. For further information on Securitas Systems please visit the following website www.securitassystems.com.

SECURITAS | SYSTEMS

PRESS RELEASE

Stockholm, 29 01 07

Securitas Systems to publish Year-end report on Thursday, February 8, 2007

Securitas Systems AB will publish its Year-end report on Thursday, February 8 at 08.30(CET). A telephone conference will be held the same day at 11.00 (CET). Systems' president and CEO, Juan Vallejo and Peter Ragnarsson, Chief Financial Officer will present the results for the year 2006 and answer questions.

Agenda (CET)

08.30 Report release
The report will be sent as a press release and will be published on www.securitassystems.com

10.00 Presentation slides will be available at Systems website

11.00 Telephone conference
To join the telephone conference (and participate in the Q&A session), please register in advance via the link and follow the instructions:
https://eventreg1.conferencing.com/inv/reg.html?Acc=022498&Conf=144241
or call +46 (0)8 5052 0110. Please call in 10 minutes beforehand to allow yourself time to register.

A recorded version of the telephone conference will be available until February 22 at telephone number **+46 (0) 8 505 20 333 or +44 (0) 20 7031 4064, code 735724.**

Subscribe for press releases
To subscribe on future reports and press releases from Systems, please visit www.securitassystems.com and subscribe under "Investor Relations".

For additional information:

Åsa Larsson, Head of IR and Communications	+46 (0)8 560 74 33
	+46 (0) 70 660 7433 (mob)

Year-end Report January–December 2006

Strong fourth quarter concludes 2006

Pro Forma

- Pro forma sales increased during the period by 10 percent to MSEK 6,370 (5,805). Pro forma sales during the fourth quarter increased by 8 percent to MSEK 1,858 (1,727).
- Pro forma operating income before amortization increased during the period by 4 percent to MSEK 663 (638) and gave an operating margin of 10.4 percent (11.0). During the fourth quarter pro forma operating income before amortization increased by 2 percent to MSEK 256 (251). The pro forma operating margin before amortization was 13.8 percent (14.5) during the fourth quarter.
- Pro forma operating income after amortization increased during the period by 7 percent to MSEK 630 (588) and gave an operating margin of 9.9 percent (10.1). For the fourth quarter the operating margin after amortization pro forma was MSEK 249 (242), an increase by 3 percent.
- Earnings per share pro forma increased during the period to SEK 1.03 (1.01).

Combined Financial Statements

- Sales for the combined financial statements increased during the period by 10 percent to MSEK 6,370 (5,805). Operating income after amortization increased during the period by 1 percent and amounted to MSEK 602 (594). The operating margin after amortization was 9.4 percent (10.2).
- Earnings per share for the combined financial statements decreased by 6 percent to SEK 0.92 (0.98).
- The Board of Directors proposes a dividend of SEK 0.40 per share.

	Pro forma		Pro forma		Combined financial statements	
	Jan-Dec	Jan- Dec	Oct- Dec	Oct- Dec	Jan- Dec	Jan- Dec
MSEK	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Sales	6,370	5,805	1,858	1,727	6,370	5,805
Sales growth, %	*10*	*23*	*8*	*22*	*10*	*23*
Organic sales growth, %	*9*	*6*	*14*	*4*	*9*	*6*
Operating income before amortization	663	638	256	251	635	644
Operating margin before amortization, %	*10.4*	*11.0*	*13.8*	*14.5*	*10.0*	*11.1*
Operating income after amortization	630	588	249	242	602	594
Income before taxes	549	529	219	228	491	515
Net income	376	371	152	160	337	360
Earnings per share, SEK	1.03	1.01	0.42	0.43	0.92	0.98

Comments from the CEO, Juan Vallejo

"When we look back on the past year, we can declare that 2006 was both a historical and successful year for Securitas Systems. For the full year 2006, Systems showed organic sales growth of 9 percent and total sales growth of 10 percent. The pro forma operating margin before amortization was in line with expectations. The fourth quarter was strong, with organic sales growth of 14 percent. In December we signed an agreement to acquire Larmassistans Teknik AB in Sweden during 2007, as well as 75 percent of the Italian company, CIS SpA, which means that Systems will be present in a total of 17 countries. During the year, we also acquired Elmaco (Belgium), Premier Systems Solutions (USA), as well as NOR Security (Norway). Systems estimate that the positive market development will continue during 2007. Organic sales growth for 2007 is expected to be in line with 2006. At the same time, we anticipate that acquisition growth will be higher than during 2006."

For additional information contact:
Juan Vallejo, CEO and President, +46 8 650 7600
Peter Ragnarsson, CFO, +46 8 650 7600
Åsa Larsson, Head of Communications and IR, +46 8 650 7433

Telephone conference
Telephone conference will be held 8 February 2007 at 11,00 CET.

To participate in the telephone conference (and ask questions) please register by the link and follow the instructions
https://eventreg1.conferencing.com/inv/reg.html?Acc=022498&Conf=144241
or call +46 (0)8 5052 0110.

Future reporting dates

8 May 2007	Interim Report for January-March 2007
8 August 2007	Interim Report for January-June 2007
7 November 2007	Interim Report for January-September 2007

Annual General Meeting
The Annual General Meeting will be held on 9 May 2007 at Hilton Slussen, Guldgränd 8 SE-104 65 Stockholm. The meeting will commence at 5.00 pm.

Annual report 2006

The Annual report will be available in April 2007.

Securitas Systems AB (publ)
Address: Box 12231, 102 26 Stockholm Visiting **Address** Lindhagensplan 70
Tel.: 08- 657 76 00, **Fax** 08-657 76 25, www.securitassystems.com

Structure of the report

Pro forma financial statements

Appendix 1 to this report includes a pro forma statement for the Securitas Systems Group. This pro forma statement has been based on the assumption that the Group has been formed and the capital structure established as of 1 January 2006, respectively 1 January 2005. The formation and capitalization of the Securitas Systems Group was concluded in August 2006 and, consequently, the balance sheet for 31 December 2006 shows actual outcome. For an account of the adjustments comprising the basis of the pro forma statement, please refer to the prospectus for the distribution and listing of shares in Securitas Systems AB, published at the beginning of September 2006. The prospectus is available at Securitas Systems' website www.securitassystems.com

Combined financial statements - the "predecessor basis"

This report includes accounts that have been prepared as so-called combined financial statements. The transfer of operations from Securitas AB to Securitas Systems AB has been carried out on the basis of Securitas Group's nominal values, according to the so-called "predecessor basis". According to international generally accepted accounting practice, the accounts for the Securitas Systems Group shall be prepared in the form of so-called combined financial statements. This implies that all companies that have been acquired from Securitas during 2005 and 2006 are accounted for as if they were part of the Securitas Systems Group from 1 January 2005 (comparative period).

The difference between pro forma and predecessor, when it comes to the income statement, is comprised primarily of the financial costs for loan financing, administrative costs and tax costs which Securitas Systems has as an independent, listed company. With regards to the balance sheet, the difference is primarily comprised of the capitalization of the Group. As the formation and capitalization of the Group has been completed, there is no difference between the balance sheets as of December 31, on the basis of either the pro forma or combined financial statements.

Accounting principles

Securitas Systems applies International Financial Reporting Standards, IFRS (previously IAS), as adopted by the EU. This Year-end Report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR31, Consolidated Interim Reports. The Parent Company complies with the Annual Accounts Act and RR32, Accounting for Legal Entities.

The accounting principles applied in this Year-end Report are described on Securitas Systems' website (www.securitassystems.com).

All definitions are presented on page 19.

Income statement in summary for the Group

MSEK	Jan- Dec 2006	Jan- Dec 2005	Change %	Oct- Dec 2006	Oct- Dec 2005	Change %
Sales	6,370	5,805	10	1,858	1,727	8
Organic sales growth, %	*9*	*6*		*14*	*4*	
Operating income before amortization	635	644	-1	257	253	2
Operating margin before amortization, %	*10.0*	*11.1*		*13.8*	*14.6*	
Operating income after amortization	602	594	1	250	244	3
Operating margin after amortization, %	*9.4*	*10.2*		*13.5*	*14.1*	
Income before tax	491	515	-5	220	220	0
Net income	337	360	-6	152	154	-1
Earnings per share, SEK	0.92	0.98	-6	0.42	0.42	0

Organic sales growth and operating margin per segment

Jan-Dec 2006

MSEK	Organic sales growth, %	Operating income[2]	Change, operating income, %[2]	Operating margin, %[2]	Change, operating margin[2]
US/UK/Ireland	15	96	3	5.6	-1.5
Mainland Europe[1]	7	617	2	13.4	-0.3
Group	9	635	-1	10.0	-1.1

Oct-Dec 2006

MSEK	Organic sales growth, %	Operating income[2]	Change, operating income, %[2]	Operating margin, %[2]	Change, operating margin[2]
US/UK/Ireland	23	35	5	7.0	-0.7
Mainland Europe[1]	11	234	-2	17.6	-1.1
Group	14	257	2	13.8	-0.8

[1] Excluding UK/Ireland
[2] Before amortization

Sales and earnings

The Group

January–December 2006
Organic sales growth continued to improve and increased during the period to 9 percent (6).

Operating income before amortization decreased by 1 percent to MSEK 635.1 (643.5). The operating margin before amortization amounted to 10.0 percent (11.1). Expenses for the stock exchange listing including separation costs from the Securitas Group have negatively impacted the operating margin by 0.7 percentage points.

Operating income after amortization increased by 1 percent to MSEK 601.8 (593.6). The operating margin, which amounted to 9.4 percent (10.2), has, as mentioned above, been negatively affected by listing costs. Acquisition-related restructuring expenses amounted to MSEK 15.5 and refer principally to Hamilton Pacific.

Sales have been negatively affected during the period by changes in exchange rates amounting to MSEK 74. Operating income after amortization was negatively affected by MSEK 13 of changes in exchange rates.

October–December 2006
Organic sales growth amounted to 14 percent (4).

Operating income before amortization increased by 2 percent and amounted to MSEK 256.6 (252.8). The operating margin before amortization amounted to 13.8 percent (14.6).

Operating income after amortization increased by 3 percent to MSEK 250.3 (243.5). The operating margin amounted to 13.5 percent (14.1).

Sales have been negatively affected during the quarter by changes in exchange rates amounting to MSEK 90. Operating income after amortization was negatively affected by MSEK 13 of changes in exchange rates.

Financial goals

Systems has two main financial goals:

- An average yearly sales growth of over 10 percent, including acquisitions
- An average yearly return on capital employed that exceeds 20 percent

Outlook for 2007

Organic sales growth for 2007 is expected to be in line with 2006, and at the same time we anticipate that acquisition growth will be higher than during 2006.

Development in the Group's segment

Since 1 January 2006, Securitas Systems' operations have been divided into two different segments, US/UK/Ireland and Mainland Europe.

US/UK/Ireland

Securitas Systems is particularly strong within the banking segment in the Anglo-Saxon market consisting of US, UK and Ireland. Systems primary focus within US/UK/Ireland is to continue growing with increased profitability. During 2006, Systems expanded its geographical presence in the US with new offices in California, Florida, and Texas. The market was during the fourth quarter strong in UK and Ireland with high demand from the banking sector. Hamilton Pacific is included in the figures for organic sales growth as from the fourth quarter.

MSEK	Jan-Dec 2006	Jan- Dec 2005	Oct- Dec 2006	Oct- Dec 2005
Sales	1,707	1,317	510	439
Organic sales growth, %	*15*	*10*	*23*	*5*
Operating income before amortization	96	93	35	34
Operating margin before amortization, %	*5.6*	*7.1*	*7.0*	*7.7*
Operating income after amortization	72	82	32	29
Operating capital employed	310	264	-	-
Operating capital employed as % of sales	*18*	*16*	-	-
			-	-
Capital employed	1,736	1,709	-	-

January-December 2006
Organic sales growth increased to 15 percent and sales to MSEK 1,707 (1,317), while at the same time, operating income before amortization increased by 3 percent to MSEK 96 (93). The operating margin before amortization amounted to 5.6 percent (7.1).

The American company Premier Systems Solutions, Inc. was consolidated as from 1 April 2006. The acquisition will provide Systems with a strong local presence in the attractive Florida market.

October-December 2006
Organic sales growth increased to 23 percent and sales to MSEK 510 (439), while at the same time, operating income before amortization decreased by 5 percent to MSEK 35 (34). The operating margin before amortization amounted to 7.0 percent (7.7).

Mainland Europe[1]

Mainland Europe consists of the European market excluding UK and Ireland. Within Mainland Europe, Securitas Systems is continuously working to refine the offer to customer segments with high security demands, primarily within the banking- and retail sector. Systems focus in Mainland Europe is to increase the organic growth further. At the end of December Systems signed an agreement to acquire 75 percent of the shares of CIS SpA (with entry in April 2007). By the acquisition of CIS, Systems is expanding to the Italian market where CIS is a leading security systems integrator for the banking sector. Systems also signed an agreement at the end of December to acquire the Swedish company Larmassistans Teknik AB.

MSEK	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Sales	4,614	4,449	1,332	1,277
Organic sales growth, %	*7*	*5*	*11*	*4*
Operating income before amortization	617	607	234	239
Operating margin before amortization, %	*13.4*	*13.7*	*17.6*	*18.7*
Operating income after amortization	608	568	231	234
Operating capital employed	851	596	-	-
Operating capital employed as % of sales	*18*	*13*	-	-
Capital employed	1,979	1,740	-	-

[1] Excluding UK/Ireland

January-December 2006
Organic sales growth increased to 7 percent and sales to MSEK 4,614 (4,449), while at the same time, operating income before amortization increased by 2 percent to MSEK 617 (607). The operating margin before amortization amounted to 13.4 percent (13.7).

During the period Systems made two smaller acquisitions, Elmaco in Belgium and NOR Security in Norway.

October-December 2006
Organic sales growth increased during the fourth quarter to 11 percent and sales to MSEK 1,332 (1,277). Operating income before amortization decreased by 2 percent to MSEK 234 (239). The operating margin before amortization amounted to 17.6 percent (18.7).

Cash flow

January - December 2006
Investments in fixed assets amounted to MSEK 297 (491) during the period, of which MSEK 211 (155) refers to investments in operational fixed assets. Acquisitions of subsidiaries/businesses have affected the cash flow with MSEK 86 (336). Cash flow amounted to MSEK 255 (-105) during the same period.

October - December 2006
For the period October - December, investments in fixed assets amounted to MSEK 98 (312) where of acquisitions MSEK 45 (279). The cash flow amounted to MSEK 92 (135) during the same peiod.

For further comments on cash flow see appendix 1.

Return on capital employed and capital employed

The Group's return on capital employed was 18 percent (21). The Group's operational capital employed amounted to MSEK 988 (429), corresponding to 15 percent (7) of sales adjusted for full-year sales in acquired companies.

Acquisitions increased the Group's goodwill by MSEK 68. Adjusted for negative translation differences of MSEK 85, the Group's total goodwill amounted to MSEK 2,422 (2,439).

Acquisitions increased the Group's acquisition related intangible assets by MSEK 6. After amortization of MSEK 18 and negative translation differences of MSEK 7, acquisition-related intangible fixed assets amounted to MSEK 208 (227).

The Group's total capital employed amounted to MSEK 3,617 (3,094).

Financing and liquidity

The Group's net debt amounted to MSEK 1,384 (1,525 as of 30 September, 2006) and equity amounted to MSEK 2,233 (2,147 as of 30 September 2006).

The Group's main financing is the Multicurrency Revolving Credit Facility of SEK 3bn that was signed in connection with listing on the stock exchange. The purpose of the loan facility is intended to secure the company's ongoing financing needs and the future strategic growth. The outstanding utilized loan in Swedish krona and Euro at the end of the year amounted to MSEK 1,942. The loan is a five years facility, with an option to extend for two years. The loan has a variable interest rate and the duration has been adjusted, to a certain extent, with interest rate swap agreements.

The financial net for 2006 amounted to MSEK -111 (-79). The pro forma financial net for 2006 amounted to MSEK -81 (-59). The majority of Systems external financing is in Swedish krona, while intra-Group loans are based in local currency. This has negatively impacted the financial net during the fourth quarter, as the Swedish krona has strengthened against Systems Group's most significant currencies.

Acquisitions

The acquisition calculations are subject to final adjustment up to one year following the date of acquisition.

Acquisitions January-December 2006

(MSEK) Company	Segment[1]	Included as of	Annual sales[2]	Acquisition Price[3]	Enterprise value[4]	Good-will[5]	Acquisition related intangible assets
Opening balance						**2,439**	**227**
Elmaco, Belgium	Mainland Europe	1 Jan	11	5	5	2	-
Premier, USA	US/UK/Ireland	1 Apr	33	34	34	27	3
NOR Security, Norway	Mainland Europe	31 Oct	17	28	25	21	3
Other acquisitions				3	3	18	-
Total acquisitions/disposals January-December 2006						**68**	**6**
Amortization of acquisition-related intangible fixed assets							-18
Translation differences						-85	-7
Closing balance						**2,422**	**208**

[1] Refers to segment with main responsibility for the acquisition/disposal
[2] Estimated annual sales in SEK at the time of the acquisition, at the exchange rate at the time of the transaction
[3] Price paid to the seller
[4] Acquisition price plus acquired net debt
[5] The total increase in the Group's goodwill, including the acquired company's reported goodwill

Elmaco, Belgium
In January 2006, Systems in Belgium acquired Elmaco NV, one of Belgium's leading suppliers of fire protection installations. Elmaco NV has extensive experience in supplying technological fire protection systems to the industrial sector and government departments.

Annual sales amount to MSEK 11 and there are 9 employees. The enterprise value (EV) of the acquisition amounts to MSEK 5.

Premier Systems Solutions, (FL) USA
At the start of April, Systems in the US acquired Premier Systems Solutions, Inc, the market leader in Tampa, Florida. The company installs and maintains security systems in Tampa and other major markets in Florida. Premier has projected sales of MSEK 35 (MUSD 4.5) for 2006 and has 17 employees. The enterprise value (EV) of the acquisition amounts to MSEK 34 (MUSD 4.6).

NOR Security, Norway
In October, Systems in Norway acquired NOR Security AS NOR Security is a systems integrator providing customized security solutions within specific customer segments, such as industry and the legal- and police system. With this acquisition, Securitas Systems in Norway will broaden its market position as well as strengthen its position as supplier of integrated solutions to customers with high security demands. NOR Security's expected annual sales for 2006 is MNOK 15 (MSEK 17). The acquisition is expected to contribute positively to the Group's results in 2006.

Other acquisitions
In other acquisitions, includes the closing of the acquisition balance of Hamilton Pacific as well as acquisition of minorities in England and France. For Hamilton Pacific arbitration has begun concerning eventual additional purchase price. Systems judgement is that additional purchase price will not be issued upon the acquisition.

The Parent Company

Net sales for Securitas Systems AB amounted to MSEK 86 during the period. Earnings after net financial items amounted to MSEK 277. Cash and cash equivalents amounted to MSEK 350. The parent company has during 2006 invested MSEK 2,886 in shares in subsidiaries and MSEK 2 in equipment. Securitas Systems AB was dormant during the major part of 2005 and, accordingly, no comparative figures are provided.

A shareholders' contribution of MSEK 3,439 was received from Securitas AB during 2006.

Events after the close of the period

Acquisitions

Larmassistans Teknik AB
In December, Securitas Systems signed an agreement to acquire Larmassistans Teknik AB, with entry in February 2007. Larmassistans Teknik AB offers electronic security systems for companies and authorities and is well positioned within the public sector and the commercial properties sector in the Stockholm region. Annual sales in 2005 amounted to MSEK 80 and the company has approximately 100 employees. The acquisition is expected to contribute positively to Systems' result in 2007. The company will be included in the Group as of the first quarter.

CIS SpA
At the end of December, Systems signed an agreement to acquire 75 percent of the Italian company CIS. The company has more than 20 years of experience in the security industry and is one of Italy's leading suppliers of integrated security and surveillance services to the banking sector. Systems will take over the company in April and CIS will be included in the Group as of the second quarter. Annual sales for CIS in 2006 are estimated at approximately MEUR 14 and the acquisition is expected to contribute positively to the result of the Group in 2007.

Other information

The Group's tax rate during 2006 was 31 percent (30).

As of 29 September 2006, the company is listed on the Nordic Exchange (mid cap) with the ticker symbol SYSI. The ISIN code for the B share is SE0001785197.

Dividend

The Board of Directors proposes a dividend of SEK 0.40 (0.10) per share for the financial year 2006.

Stockholm, 8 February 2007

Securitas Systems AB (publ)

Juan Vallejo
President and CEO

Review Report

We have reviewed the Year-end report for the period January to December for Securitas Systems AB (publ.) Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Year-end report is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, 8 February 2007

PricewaterhouseCoopers AB

Kerstin Moberg

Authorised Public Accountant

Income statement

MSEK	Jan-Dec 2006	Jan- Dec 2005	Oct- Dec 2006	Oct- Dec 2005
Sales	**6,369.9**	**5,805.0**	**1,857.6**	**1,727.0**
Production expenses[1]	-4,017.6	-3,658.0	-1,170.6	-1,097.5
Gross income	**2,352.3**	**2,147.0**	**687.0**	**629.5**
Selling and administrative expenses	-1,717.2	-1,503.5	-430.4	-376.8
Operating income before amortization	**635.1**	**643.5**	**256.6**	**252.8**
Amortization on acquisition related intangible assets	-17.8	-15.9	-5.2	-4.2
Acquisition-related restructuring expenses	-15.5	-34.0	-1.1	-5.2
Operating income after amortization	**601.8**	**593.6**	**250.3**	**243.5**
Financial income and expenses	-111.0	-78.6	-30.5	-23.2
Income before taxes	**490.8**	**515.0**	**219.8**	**220.3**
Taxes	-154.1	-154.8	-67.4	-66.4
Net income for the period	**336.7**	**360.2**	**152.2**	**153.9**

Of which attributable to:				
Shareholders in the parent company	334.9	359.4	151.9	153.7
Minority interests	1.8	0.8	0.5	0.2
Earnings per share before dilution, SEK	0.92	0.98	0.42	0.42
Earnings per share after dilution, SEK	0.92	0.98	0.42	0.42

Of which depreciation and amortization on:				
Tangible fixed assets	-114.3	-104.0	-27.5	-29.5
Intangible assets (excluding amortization on acquisition-related intangible assets)	-18.2	-19.2	-4.5	-5.5
Total depreciation and amortization (excluding amortization on acquisition related intangible assets)	**-132.5**	**-123.2**	**-32.0**	**-35.0**

Key ratios				
Sales growth, %	10	23	8	22
Organic sales growth, %	9	6	14	4
Operating margin before amortization, %	10.0	11.1	13.8	14.6
Operating margin after amortization, %	9.4	10.2	13.5	14.1
Net margin, %	5.3	6.2	8.2	8.9

Balance sheet

MSEK	31 Dec 2006	31 Dec 2005
ASSETS		
Fixed assets		
Intangible assets	2,697.9	2,724.8
Tangible assets	341.0	289.8
Deferred tax assets	27.8	12.0
Financial assets	0.9	1.4
Other receivables	15.3	5.2
Total fixed assets	**3,082.9**	**3,033.2**
Current assets		
Inventories and ongoing work	442.7	406.8
Accounts receivables and other receivables	1,841.1	2,216.8
Cash equivalents	637.1	365.4
Total current assets	**2,920.9**	**2,989.0**
TOTAL ASSETS	**6,003.8**	**6,022.2**
EQUITY		
Capital and reserves attributable to the shareholders of the Parent Company	2,226.5	-1,518.2
Minority interests	6.3	9.5
Total equity	**2,232.8**	**-1,508.7**
LIABILITIES		
Long-term liabilities		
Borrowing	1,956.3	0.4
Deferred income tax liabilities	96.7	86.5
Pension commitments	42.2	41.3
Other provisions	36.8	42.6
Total long-term liabilities	**2,132.0**	**170.8**
Current liabilities		
Liabilities concerning intra-Group restructuring measures	-	2 ,313.9
Non interest-bearing current liabilities	1,572.9	1,848.3
Borrowing	66.1	3,197.9
Total current liabilities	**1,639.0**	**7,360.1**
TOTAL EQUITY AND LIABILITIES	**6,003.8**	**6,022.2**

Capital employed and financing

MSEK	31 Dec 2006	31 Dec 2005
Operational capital employed	987.7	428.5
Goodwill	2 421,6	2 438.9
Acquisition-related intangible assets	207,9	226.7
Capital-employed	**3,617.2**	**3,094.1**
Net debt	1,384.4	4,602.8
Equity	2 ,232.8	-1,508.7

Key ratios	31 Dec 2006	31 Dec 2005
Operational capital employed as % of sales	15	7
Return on capital employed, %	18	21
Net debt/equity ratio, times	0.62	-
Equity/assets ratio, %	37	-

Cash flow

	Jan- Dec	Jan- Dec	Oct- Dec	Oct- Dec
MSEK	2006	2005	2006	2005
Cash flow before changes in working capital	578.7	596.9	187.5	123.4
Changes in working capital	-249.6	-515.0	-42.4	-268.7
Cash flow from operating activities	**329.1**	**81.9**	**145.1**	**-145.3**
Cash flow from investing activities	-297.2	-491.1	-98.2	-311.6
Cash flow from financing activities	223.2	304.0	45.4	591.9
Cash flow for the period	**255.1**	**-105.2**	**92.3**	**135.0**
Cash equivalents at the beginning of the period	**365.4**	**451.6**	**515.1**	**231.2**
Cash flow for the period	255.1	-105.2	92.3	135.0
Exchange rate differences in cash equivalents	16.6	19.0	29.7	-0.8
Cash equivalents at the end of the period	**637.1**	**365.4**	**637.1**	**365.4**

Statement of income and expenses recognized in equity

MSEK	31 Dec 2006			31 Dec 2005		
	Attributable to the Parent company's shareholders	Minority interest	Total	Attributable to the Parent company's shareholders	Minority interest	Total
Income and expenses reported directly in equity						
Actuarial gains and losses net	-1.0	-	-1.0	-6.5	-	-6.5
Translation differences	-44.6	-0.3	-44.9	101.7	0.4	102.1
Total income and expenses recognized directly in equity	**-45.6**	**-0.3**	**-45.9**	**95.2**	**0.4**	**95.5**
Net income for the period	334.9	1.8	336.7	359.4	0.8	360.2
Total income and expenses for the period	**289.3**	**1.5**	**290.8**	**454.5**	**1.2**	**455.7**

Effects of changes in equity

MSEK	31 Dec 2006			31 Dec 2005		
	Attributable to the Parent company's shareholders	Minority interest	Total	Attributable to the Parent company's shareholders	Minority interest	Total
Opening balance, Jan 1	**-1,518.2**	**9.5**	**-1,508.7**	**-5,655.7**	**8.9**	**-5,646.8**
Total income and expenses reported directly in equity	**-45.6**	**-0.3**	**-45.9**	**95.2**	**0.4**	**95.5**
Net income for the period	334.9	1.8	336.7	359.4	0.8	360.2
Total capital changes excluding transactions with the company's owner	**289.3**	**1.5**	**290.8**	**454.5**	**1.2**	**455.7**
Group contribution, dividends and similar items[1]	53.4	-	53.4	-207.6	-	-207.6
Acquisition of minority	-	-4.1	-4.1	-	-	-
Dividend paid to minority	-	-0.6	-0.6	-	-0.7	-0.7
Dividend paid to Securitas AB[2]	-37.3	-	-37.3	-	-	-
Shareholder's contribution received from Securitas AB[2]	3,439.3	-	3,439.3	3,890.7	-	3,890.7
Closing balance	**2,226.5**	**6.3**	**2,232.8**	**-1,518.2**	**9.5**	**-1,508.7**

[1] Refers to transactions made directly against equity between Systems' companies and other companies within the Securitas Group.
[2] Securitas AB was, until listing on 29 September 2006, the parent company of Securitas Systems AB

Data per share

SEK	Jan- Dec 2006	Jan- Dec 2005
Share price at the close of the period	27.70	-
Results after taxes	0.92	0.98
P/E ratio	30	-
Number of outstanding shares[1]	365 058 897	365 058 897
Average number of shares	365 058 897	365 058 897

[1] The number of shares stated in the comparative figure for 2005 is the same as the current number of shares after the bonus issue per 5 April 2006.

Segment overview January – December

MSEK	US/UK/Ireland		Mainland Europe		Other		Eliminations		Group	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	1,707	1,317	4,614	4,449	49	38	-	-	6,370	5,805
Sales, internal	-	-	-	-	26	17	-26	-17	-	-
Sales	**1,707**	**1,317**	**4,614**	**4,449**	**75**	**55**	**-26**	**-17**	**6,370**	**5,805**
Organic sales growth, %	*15*	*10*	*7*	*5*	-	-	-	-	*9*	*6*
Operating profit before amortization	96	93	617	607	-78	-57	-	-	635	643
Operating margin before amortization, %	*5.6*	*7.1*	*13.4*	*13.7*	-	-	-	-	*10.0*	*11.1*
Amortization on acquisition related intangible assets	-10	-8	-8	-8	-	-	-	-	-18	-16
Acquisition related restructuring expenses	-14	-2	-1	-32	-	-	-	-	-15	-34
Operating profit after amortization	**72**	**82**	**608**	**568**	**-78**	**-57**	-	-	**602**	**594**
Operational capital employed	310	264	851	596	-173	-431	-	-	988	428
Operational capital employed as % of sales	*18*	*16*	*18*	*13*	-	-	-	-	*15*	*7*
Goodwill	1,276	1,285	1,070	1,077	76	76	-	-	2,422	2,439
Acquisition related intangible	150	161	58	66	-	-	-	-	208	227
Capital employed	**1,736**	**1,709**	**1,979**	**1,740**	**-97**	**-355**	-	-	**3,617**	**3,094**

The Group's organic sales growth and currency changes

The calculation of organic sales growth and specification of changes in exchange rates on operating income before and after amortization **(MSEK)** appears below:

	Jan- Dec		
Sales	**2006**	**2005**	**%**
Sales	6,370	5,805	*10*
Acquisitions/disposals	-110	-	
Exchange rate changes from 2005	74	-	
Organic sales	**6,334**	**5,805**	***9***

Operating income before amortization	**2006**	**2005**	**%**
Operating income before amortization	635	644	*-1*
Exchange rate changes from 2005	14	-	
Operating income	**649**	**644**	***1***

Operating income after amortization	**2006**	**2005**	**%**
Operating income after amortization	602	594	*1*
Exchange rate changes from 2005	13	-	
Operating income	**615**	**594**	***4***

	Oct- Dec		
Sales	**2006**	**2005**	**%**
Sales	1,858	1,727	*8*
Acquisitions/disposals	30	-	
Exchange rate changes from 2005	90	-	
Organic sales	**1,977**	**1,727**	***14***

Operating income before amortization	**2006**	**2005**	**%**
Operating income before amortization	257	253	*2*
Exchange rate changes from 2005	12	-	
Operating income	**269**	**253**	***6***

Operating income after amortization	**2006**	**2005**	**%**
Operating income after amortization	250	244	*3*
Exchange rate changes from 2005	13	-	
Operating income	**263**	**244**	***8***

Definitions

Combined financial statements: The financial statements in this interim report are presented as if the operations were formed on 1 January 2005. The transfer of operations from Securitas AB to Securitas Systems has taken place at the book value reported in the Securitas Group, according to the predecessor basis.

Organic sales growth: Sales adjusted for acquisitions/disposals and changes in exchange rates as a percentage of the previous year's total sales.

Operating income before amortization: Operating income before amortization on acquisition-related intangible assets and acquisition-related restructuring expenses, but after depreciation and amortization on tangible assets and other intangible assets.

Operating margin before amortization: Operating income before amortization as a percentage of total sales.

Operating income after amortization: Operating income after amortization on acquisition related intangible assets and acquisition-related restructuring expenses and depreciation and amortization on tangible assets and other intangible assets.

Operating margin after amortization: Operating income after amortization as a percentage of sales.

Net margin: Net result as percent share of sales.

Earnings per share: Net income for the period attributable to shareholders in the parent company divided by the number of shares.

P/E-ratio (Price/Earnings): The share price at the end of each year relative to earnings per share after full taxes

Investments: Total investments in fixed assets during the year.

Capital employed: Non interest-bearing fixed and current assets less non interest-bearing long-term and current liabilities.

Return on capital employed: Operating income before amortization (rolling 12 months) as a percentage of capital employed.

Operational capital employed: Capital employed less goodwill, acquisition-related intangible assets and participations in associated companies.

Operational capital employed as % of total shares: Operating capital employed as a percentage of total sales adjusted for full-year sales of acquired units.

Net debt: Long-term and short-term interest-bearing borrowings less interest-bearing fixed and current assets.

Net debt/equity ratio: Net debt divided by equity.

Equity/assets ratio: Equity as percentage of total assets.

Appendix 1 Pro Forma statement

Income statement

MSEK	Combined statement Jan-Dec 2006	Adjustment[1]	PRO FORMA Jan- Dec 2006	Combined statement Jan- Dec 2005	Adjustment[1]	PRO FORMA Jan- Dec 2005
Sales	**6,369.9**	**-**	**6,369.9**	**5,805.0**	**-**	**5,805.0**
Production expenses	-4,017.6	-	-4,017.6	-3,658.0	-	-3,658.0
Gross income	**2,352.3**	**-**	**2,352.3**	**2,147.0**	**-**	**2,147.0**
Selling and administrative expenses	-1 717.2	28.0	-1 689.2	-1 503.5	-6.0	-1,509.5
Operating income before amortization	**635.1**	**28.0**	**663.1**	**643.5**	**-6.0**	**637.5**
Amortization on acquisition related intangible assets	-17.8	-	-17.8	-15.9	-	-15.9
Acquisition-related restructuring expenses	-15.5	-	-15.5	-34.0	-	-34.0
Operating income after amortization	**601.8**	**28.0**	**629.8**	**593.6**	**-6.0**	**587.6**
Financial income and expenses	-111.0	30.0	-81.0	-78.6	20.0	-58.6
Income before taxes	**490.8**	**58.0**	**548.8**	**515.0**	**14.0**	**529.0**
Taxes	-154.1	-18.2	-172.3	-154.8	-3.5	-158.3
Net income for the period	**336.7**	**39.8**	**376.5**	**360.2**	**10.5**	**370.7**

Key ratios:						
Operating margin before amortization, %	10.0	0.4	10.4	11.1	-0.1	11.0
Operating margin after amortization, %	9.4	0.5	9.9	10.2	-0.1	10.1
Earnings per share	**0.92**	**0.11**	**1.03**	**0.98**	**0.03**	**1.01**

[1]Pro Forma adjustment

	Jan-Dec 2006	Jan-Dec 2005
Management fees	48.6	73.3
Parent Company costs	-10.0	-68.0
Licensing fees	-10.6	-11.3
Selling and administrative expenses	28.0	-6.0
Interest expenses	30.0	20.0
Tax expenses	-18.2	-3.5
Total pro forma adjustments	**39.8**	**10.5**

Sales and earnings

The Group

January-December 2006

Organic sales growth continued to improve and increased during the period to 9 percent (6).

Operating income before amortization increased by 4 percent to MSEK 663,1 (637.5). The operating margin before amortization amounted to 10.4 percent (11.0). Expenses for the stock exchange listing including separation costs from the Securitas Group have negatively affected the operating margin by 0.7 percentage points.

Operating income after amortization increased by 7 percent to MSEK 629,8 (587.6). The operating margin, 9,9 percent (10.1), has, as mentioned above, been negatively affected by the listing costs. Acquisition-related restructuring expenses amounted to MSEK 15.5 and refer principally to Hamilton Pacific.

Cash flow

MSEK	Jan- Dec 2006	Jan- Dec 2005
Operating income before amortization	663.1	637.5
Investments in fixed assets	-209.7	-127.4
Reversal of depreciation	132.5	123.1
Net investments in fixed assets	-77.2	-4.3
Change in operational capital employed	-149.2	-227.9
Cash flow from operations	**436.7**	**405.3**

During the period January-December investments in fixed assets amounted to MSEK 210 (127). With the listing of Systems on the stock exchange, a number of Systems' investment plans have been accelerated. During January-December the cash flow from operations amounted to MSEK 437 (405) which is equivalent to 66 percent (64) of operating income before amortization.

Quarterly data

	Q1		Q2		Q3		Q4		Full Year	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales	**1,471**	**1,259**	**1,540**	**1,445**	**1,500**	**1,374**	**1,858**	**1,727**	**6,370**	**5,805**
Organic sales growth, %	*10*	*5*	*4*	*7*	*8*	*7*	*14*	*4*	*9*	*6*
Operating income before amortization	115	102	154	148	138	136	256	251	663	638
Operating margin before amortization, %	*7.8*	*8.1*	*10.0*	*10.3*	*9.2*	*9.9*	*13.8*	*14.5*	*10.4*	*11.0*
Operating income after amortization	99	94	149	126	133	126	249	242	630	588
Operating margin after amortization, %	*6.7*	*7.4*	*9.6*	*8.7*	*8.9*	*9.2*	*13.4*	*14.0*	*9.9*	*10.1*

END